SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of September 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: PCA Life - Business Review




FOR IMMEDIATE RELEASE


Monday 1 September 2003


PCA LIFE to focus on its successfully growing financial adviser channel


PCA LIFE announced today it will be focusing on its successfully growing proprietary network of financial advisers based on its experience of how best to meet Japanese customers' needs.


Since launching two years ago, PCA LIFE has been rapidly transforming the business with the development of new distribution channels and the launch of new products backed up by significant investment in new, more efficient back office systems and processes. With the groundwork now completed, PCA LIFE is moving ahead with the next stage of its business plan.


Gary R. Bennett, President and Chief Executive Officer of PCA LIFE, said "We are now two years into our business plan and are ready to focus exclusively on advice-driven retail sales through our proprietary Financial Adviser (FA) channel and expanding Bancassurance network." He continued, "We have listened to our customers and we understand this is what they want." This means PCA LIFE will cease distributing products through the corporate agency channel by the end of September.


The company also said that PCA LIFE's current Chief Operating Officer Thomas J. White will become President and CEO effective from today. Gary R. Bennett will now focus on his role as Managing Director of North Asia for Prudential, which includes overall responsibility for Japan and Korea.


Thomas J. White added, "PCA LIFE has Prudential plc's full support and commitment to continue building a successful and profitable business for the long-term in Japan. We believe the future for PCA LIFE is very bright."


                                    - ENDS -

Media                                 Investors/Analysts

Clare Staley        020 7548 3719     Rebecca Burrows           020 7548 3537
Ben Forsyth         020 7548 3500     Laura Presland            020 7548 3511




Notes to Editors


1. About PCA LIFE


PCA LIFE is a subsidiary of the UK's Prudential plc, one of the world's leading financial services groups. With the strong financial backing, worldwide experience and track record of Prudential behind us, we deliver products and services that accurately meet the needs of customers based on the company credo of "Always listening. Always understanding." PCA LIFE is a Tokyo-based life insurance company with more than 220,000 active policies and total assets as at 31 March 2003 of Y136 billion.


2. About Prudential plc


Founded in London in 1848, Prudential plc is one of the UK's leading retail financial services companies with over US$260 billion in funds under management worldwide (as at 30 June 2003).


Today Prudential is internationally diversified and amongst the leading companies in its chosen markets in the UK, the US and Asia.


Prudential plc has deep roots in Asia having established its first operation in 1923. Today it is the UK's largest life insurance company in the region with life operations in 12 countries and complementary asset management operations in seven of these. BOCI-Prudential is also one of the leading Mandatory Provident Fund players in Hong Kong.


Alongside its wholly owned operations in Asia, Prudential has forged successful joint ventures and strategic alliances with some of the region's leading financial institutions including CITIC, Bank of China International, India's ICICI Bank and Standard Chartered Bank.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 1 September 2003
                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  By: /s/    Steve Colton

                                                Steve Colton
                                                Group Head of Media Relations